
CAMDOG.AI
YOUR OWN SECURITY AGENCY!

Svetlana Lopatina · 3rd

I am making the cloud based security surveillance systems available for everyone from any place in the world

New York, New York, United States · Contact info

500+ connections

Camdog Inc.

Donetsk State University of Management

Experience

Business Development Manager
Camdog Inc.
Jul 2019 – Present · 2 yrs 5 mos
United States

Pro Vision Lab
3 yrs 9 mos

Bussiness Development Manager
Jan 2019 – Jul 2019 · 7 mos
Kiev Region, Ukraine

- Market Expansion
- Strategic Sales Planning
- Relationship Management

HR
Nov 2015 – Dec 2018 · 3 yrs 2 mos
Kyiv

- Developing and implementing recruitment procedures
- Establishing eligibility requirements
- Finding and attracting staff, using appropriate techniques in accordance with the position to be filled

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Business Development Manager
Molaboo
Dec 2014 – Mar 2019 · 4 yrs 4 mos
Kiev Region, Ukraine

Molaboo – a software development company with over 30 experienced web and mobile developers, project managers, QA engineers working with USA and Israel market leading IT companies.

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Education

Donetsk State University of Management
Master's degree
2014 – 2019